Exhibit 99.1

July 1, 2019

To whom it may concern:

Company name: FRONTEO, Inc.

Representative: Masahiro Morimoto,
Chief Executive Officer and Chairman of the Board

(Stock Code: 2158, Tokyo Stock Exchange)

(Ticker Symbol: FTEO, NASDAQ)

Contact: Tomohiro Uesugi, Chief Financial Officer

Telephone: +81-3-5463-6344

Announcement Concerning Material Weakness in Internal Control Related to Financial Reporting

FRONTEO, Inc. (the “Company”) has identified material weakness in internal control related to financial reporting for the fiscal year ended March 31, 2019, requiring disclosure in its report. The report is scheduled to be submitted to the Kanto Local Finance Bureau of the Ministry of Finance of Japan on July 1, 2019. The Company has stated in the report that the internal control related to the Company’s financial reporting is not effective, as detailed below.

1.              Details of the material weakness to be disclosed

Material weaknesses in the internal controls of FRONTEO USA, Inc. (“FUSA”), a U.S. subsidiary of the Company, that require disclosure have been previously identified for each year starting from the year ended March 31, 2016. During the fiscal year ended March 31, 2019, the Company and FUSA invested further necessary resources to analyze the nature of these weaknesses and made prompt efforts to remediate the deficiencies.

First, the insufficient retention of contracting documents, which was identified as the most significant deficiency, has been remediated by verifying the existence of contracts for all transactions, obtaining additional supporting documents from customers where needed, and revising and enhancing the business process workflow with respect to contracts. Second, the control policy regarding errors in the billing process has improved to some extent by providing training to the relevant departments and enforcing double-check functions. Furthermore, the Company and FUSA engaged in remedial efforts to resolve the material weakness requiring disclosure in entity-level controls by re-examining all necessary internal procedures; however, because of audit issues relating to a large number of transactions identified by its independent auditor, FUSA concluded that the deficiency has not been remediated yet.

The Company and FUSA considered issues through causal analysis of the audit findings and concluded that the deficiency regarding the business process related to sales as of March 31, 2019 has not been completed resolved. In addition, the deficiency in the entity-level controls related to IT infrastructure was not fully resolved and significant audit adjustments were required because of the deficiencies identified. As a result, the Company also concluded that the material weakness to be disclosed under remediation has not completely been resolved regarding the entity-level controls and the financial closing and reporting processes primarily related to accounting for sales.

2.              Reason for not having remediated the material weakness by the end of the fiscal year

The Company analyzed the root cause of the findings and identified the following issues: (1) the accounting department had insufficient understanding and review functions for financial closing adjustments for revenue, requiring estimation and judgment; (2) departments, such as sales, business operations and billing, lacked sufficient cooperation with the accounting department, which resulted in errors, such as omissions of some items to be processed; and (3) those departments did not always address issues appropriately. These indicate that internal controls implemented in the business process to ensure the accuracy of recording sales had not been designed or operating effectively as intended, and the material weakness to be disclosed remained in the business process as of March 31, 2019.

3.              Actions to be taken to remediate the material weakness

The Company fully recognizes the importance of the fact that some control deficiencies remained with respect to FUSA and is committed to consistently take the following remedial measures in the year ending March 31, 2020. The Company believes that these measures will enhance the financial reporting process, improve skills of those engaged in the process, and enforce the monitoring activities in the financial closing process in order to ensure that internal controls are adequately designed, implemented, and maintained.

(1)         Strengthening of the accounting department

FUSA has started recruiting three accounting personnel with a good understanding of accounting treatments of revenue recognition in the United States to strengthen the accounting department. In addition, FUSA will hire an outside consultant throughout the year, and prepare and utilize operating manuals and checklists specifically for accounting treatments related to revenue requiring estimation and judgment.

(2)         Reinforcement of cooperation among departments and review functions

FUSA will reinforce complete cooperation among departments by increasing the number of personnel engaged in sales management who are responsible for managing contracts and billing processes, enhancing cooperation between the departments upstream in the business process and the accounting department, and implementing the manuals and checklists referred to in (1) above. As for review of the billing process, although some improvements have been observed, FUSA will further implement measures, such as expanding the areas for review and establishing a process that requires the sales management department to confirm data entered by the accounting department to strengthen the review function. FUSA will also provide feedback to prevent recurrence of the same error.

(3)         Reinforcement of accurate processing of sales by the departments upstream in the business process.

The vast number of sales transactions and numerous invoices with small amounts that are processed by FUSA causes inaccuracy in the business process related to sales. FUSA will decrease workloads by limiting transactions with small amounts to a level where accurate processing is secured. FUSA also recognizes that a lack of automatic coordination between each IT system and manual processing is one of the causes of errors occurring in the departments upstream in the business process. FUSA will modify the systems to implement automatic processing specifically in billing related processes.

4.              Impacts on the consolidated financial statements

The Company adequately corrected such misstatements related to the material weakness requiring disclosure in the consolidated financial statements.

5.              Audit opinion in the independent auditors’ report for the financial statements

The independent auditor’s report was unqualified.